John Hancock Financial Services

197 Clarendon Street, C-1

Boston, Massachusetts 02116

(617) 572-0313

Fax: (617) 572-9161

E-mail: kciccarelli@jhancock.com

Kimberly Ciccarelli

Assistant Vice President and Senior Counsel

US Insurance Law

VIA EDGAR

December 9, 2008

Sally Samuel, Esq.

Division of Investment Management

Office of Insurance Products

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4644

Re:	John Hancock Life Insurance Company (U.S.A.) Separate Account A
File Nos. 811-4834, 333-153252
Pre-Effective Amendment No. 1
Majestic VCOLIX

Dear Ms. Samuel:

Conveyed herewith via EDGAR for filing under the Securities Act of 1933 (“1933 Act”), pursuant to Rule 101(a)(2)(i) of Regulation S-T, is Pre-Effective Amendment No. 1 to the Form N-6 Registration Statement of John Hancock Life Insurance Company (U.S.A.) Separate Account A (“Registrant”) relating to certain variable life insurance policies offered by John Hancock Life Insurance Company (U.S.A.) (“Depositor”).

The above-referenced registration statement relates to the Majestic VCOLIX (“MVCOLIX”) product. The purpose of this filing is to incorporate SEC Staff comments to the correspondence filing submitted on November 12, 2008 (Accession No. 0001193125-08-233513), add exhibits and financial statements previously omitted, and to otherwise complete the filing.

Fee Tables – Replacement Fee

Please revise the disclosure for the maximum rate, minimum rate and rate for the representative insured person in footnote #3 for the Replacement Fee to include the Total Face Amount.

RESPONSE: As per our discussion, footnote #3 incorrectly states that the Replacement Fee Calculation Limit varies by the Total Face Amount elected at issue. We have revised footnote #3 to remove this reference as indicated below. Similarly, we have also revised the Replacement Fee disclosure under the “Deductions from policy value” section of the prospectus. Thank you for brining this to our attention.

“The Replacement Fee Calculation Limit varies by the issue age and sex of the insured person.”

Part C – Reinsurance Agreements

Please file all reinsurance agreements related to the contract in actual form as they are required by Item 26(g) of Form N-6.

RESPONSE: The Registrant has complied with this request. As per our discussion, Registrant has submitted an application pursuant to Rule 406 under the Securities Act of 1933 on December 8, 2008 requesting confidential treatment of certain terms in the reinsurance agreement attached under Item 26(g) of Part C to the above referenced registration statement. The confidential portions of the reinsurance agreement that are subject to this request are marked with an asterisk [*] and have been omitted.

Tandy Comment

The Registrant acknowledges and agrees that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Request for Acceleration

Pursuant to Rule 461 under the Securities Act of 1933 and on behalf of the Registrant and the Principal Underwriter, we hereby request an order to accelerate the effectiveness of the above-referenced amendment to December 9, 2008 or as soon as possible thereafter. The Registrant and its Principal Underwriter have authorized us to hereby state to the Commission on their behalf that they are aware of their obligations under the Securities Act of 1933.

If you have any questions about the enclosed documents, please call me at (617)-572-0313. Thank you.

Sincerely,

/s/ Kimberly S. Ciccarelli

Enclosure